UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

Date of Report: January 2025

Commission File Number: 001-39368

MAXEON SOLAR TECHNOLOGIES, LTD.
(Exact Name of registrant as specified in its charter)

8 Marina Boulevard #05-02
Marina Bay Financial Centre
018981, Singapore
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Introductory Note

On January 20, 2025, the Audit Committee of Maxeon Solar Technologies Ltd. (NASDAQ: MAXN) (“Maxeon or the “Company”) approved a change in the fiscal year-end of the Company from a 52-to-53-week fiscal year that ends on the Sunday closest to December 31, to the fiscal year now ending on December 31. The Company has decided to change its fiscal year end to improve the process of consolidating its financial statements following Zhonghuan Singapore Investment and Development Pte. Ltd’s recent acquisition of a controlling interest in the Company. Following the Audit Committee’s approval, the date of the Company’s last fiscal year end is December 31, 2024.

Incorporation by Reference

The information contained in this report is hereby incorporated by reference into the Company’s registration statements on Form F-3 (File No. 333-248564), Form F-3 (File No. 333-265253), Form F-3 (File No. 333-268309), Form S-8 (File No. 333-277501), Form S-8 (File No. 333-241709) and Form S-8 (File No. 333-283187), each filed with the Securities and Exchange Commission.

.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MAXEON SOLAR TECHNOLOGIES, LTD. (Registrant)

January 21, 2025	By:	/s/ Dmitri Hu
Dmitri Hu
Chief Financial Officer